Exhibit 99.1

Heritage Commerce Corp Reports Financial Results
For the Year Ended December 31, 2004

- Earnings Up 9% Over 2003 Year End -

San Jose, CA – February 3, 2005 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported consolidated operating results for the year ended December 31, 2004. Consolidated net income was $8,459,000, or $0.71 per diluted share, compared to $7,782,000, or $0.67 per diluted share, for the year ended December 31, 2003, a 9% increase in net income. Consolidated net income and earnings per share represent record highs for the Company. For the three months ended December 31, 2004, the Company earned $2,764,000, or $0.23 per diluted share, an increase of 35% over $2,042,000, or $0.17 per diluted share for the same period in 2003.

The annualized returns on average assets and average equity for the year ended December 31, 2004 were 0.80% and 8.99%, respectively, compared to returns of 0.81% and 9.01%, respectively, for the year ended December 31, 2003. Annualized returns on average assets and average equity for the three months ended December 31, 2004 were 1.00% and 11.20%, respectively, compared with returns of 0.82% and 9.18%, for the three months ended December 31, 2003.

Financial Highlights (fourth quarter 2004 versus fourth quarter 2003):

- Total loans increased 9% to $726.6 million.
- Core deposits, excluding time deposits $100,000 and over, grew 9% to $794 million.
- Net interest income increased 18% to $11.7 million.
- Net interest margin expanded 23 basis points to 4.57%.
- Diluted earnings per share of $0.23 were up 35% from $0.17.
- Return on average assets was 1.00% compared to 0.82%, a 22% increase.

Operating Results

Net interest income increased $4,951,000, or 13%, to $43,044,000 for the year ended December 31, 2004 from $38,093,000 for the year ended December 31, 2003 as a result of the increase in average earning assets and increases in key market interest rates in 2004. Net interest income for the three months ended December 31, 2004 increased $1,798,000, or 18%, to $11,708,000 from $9,910,000 for the three months ended December 31, 2003. The Company's net interest margin was 4.41% for the year ended December 31, 2004, compared with 4.34% for the year ended December 31, 2003. The net interest margin improved to 4.57% in the fourth quarter of 2004 from 4.34% in the fourth quarter of 2003.

For the year ended December 31, 2004, noninterest income was $9,348,000, compared to $10,429,000 for the year ended December 31, 2003. In 2004, gain on sale of Small Business Administration (SBA) loans increased 37% to $3,051,000, and loan-servicing income increased 28% to $2,325,000. The Company has an ongoing program of originating SBA loans and selling the government guaranteed portion in the secondary market, while retaining the servicing of the whole loans. At December 31, 2004, Heritage Bank of Commerce was the third largest SBA lender in Northern California and eighth largest in California, based on dollar volume of loans originated.

Partially offsetting the increased noninterest income from SBA lending in 2004 was a decrease in mortgage brokerage fees of $844,000 resulting from the close of the Company's residential mortgage department in June 2004. In addition to the drop in mortgage brokerage fees in 2004, other income declined $1,174,000 as a result of lease income being reclassified as interest income and principal payments, gain on sales of securities declined by $259,000, the appreciation of company owned life insurance was down $121,000 primarily as the result of a lower interest rate environment in early 2004 compared to 2003 and deposit related activity charges were down $12,000.

For the three months ended December 31, 2004, noninterest income dropped 11% to $2,222,000 from $2,486,000 in the same period of 2003. Gain on sales of loans increased $243,000 and servicing income increased $163,000. Offsetting these increases, mortgage brokerage fees were down $161,000 and other income was off $214,000. There were no securities gains recognized in the fourth quarter of 2004, compared to $203,000 in gains recognized in the fourth quarter of 2003.

Operating expenses were $37,467,000 for the year ended December 31, 2004, compared to $34,340,000 for the year ended December 31, 2003. In the three months ended December 31, 2004, operating expenses totaled $8,965,000 compared to $9,044,000 in the three months ended December 31, 2003. The efficiency ratio was 64.36% in the fourth quarter of 2004 and 71.51% for the year. In 2003, the efficiency ratio was 72.96% in the fourth quarter and 70.77% for the year. For the three months and the year ended December 31, 2004, the Company had $182,000 and $1,283,000, respectively, in severance costs due to the elimination and replacement of certain positions in 2004.

The effective tax rate for the three months and the year ended December 31, 2004 was 20.69% and 27.36%, respectively, compared to 30.83% and 31.02%, respectively, for the three months and the year ended December 31, 2003. The difference in the effective tax rate compared to the statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing and jobs creation in an enterprise zone and investments in tax-free municipal securities. The difference in the effective tax rate between the three months ended December 31, 2004 and 2003 is primarily attributable to tax credits for job creation in an enterprise zone which were recognized in the fourth quarter of 2004.

Balance Sheet, Capital Management and Credit Quality

At December 31, 2004, total assets had increased 10% to $1.1 billion from $1.0 billion at December 31, 2003. Total deposits grew 10% to $919 million from $835 million in the prior year. More importantly, core deposits, the lowest-cost funding source for the Company, increased 9% to $794 million.

Total loans were $727 million at December 31, 2004, a 9% increase over the year ended December 31, 2003. Real estate mortgage loans, primarily secured by first mortgages on commercial property, were $303 million at December 31, 2004, a 9% increase over the same period in 2003. Commercial loans grew to $300 million at December 31, 2004, a 7% increase over the same period in 2003. At December 31, 2004, real estate mortgage loans and commercial loans represented 42% and 41%, respectively, of total loans, compared to 42% and 42%, respectively, at December 31, 2003. Real estate construction loans at the end of 2004 were $118 million, up 17% from the same period a year ago. Real estate construction loans represented 16% of total loans at December 31, 2004, compared to 15% at December 31, 2003.

Credit quality, as reflected by the level of nonperforming assets, improved at December 31, 2004, with nonperforming assets (NPA) at $2.43 million, or 0.22% of total assets, compared to $2.64 million, or 0.24% of total assets, at September 30, 2004, and $4.58 million, or 0.46% of total assets, at December 31, 2003. The allowance for loan and lease losses at December 31, 2004 was $12.88 million, or 1.77% of total loans, and represents 530% of nonperforming loans. The allowance for loan and lease losses at December 31, 2003 was $13.45 million, or 2.02% of loans, and represented 294% of nonperforming loans. Net charge-offs in the fourth quarter of 2004 were $1,705,000, or 0.93% of average loans, compared to net recoveries of $12,000, or 0.01% of average loans, in the fourth quarter of 2003. In addition, the Company had $281,000 in an allowance for off-balance sheet credit risk at December 31, 2004, which was reclassified from allowance for loan and lease losses to other liabilities.

Subsequent to December 31, 2004, the Company was advised by one of its borrowers in the electronic equipment lease and sale business that it was proposing a major restructure of its debts and obligations, which included a $3.33 million financing lease agreement covering equipment owned by the Company. As a result of this information, the Company charged-off $2.23 million of the financing lease. The Company placed the remaining obligation on nonaccrual and believes that the restructured balance of $1.10 million will be realized from cash flow of the business or liquidation of the equipment. The remaining obligation is an impaired asset and has been partially reserved. The charge-off was included in the quarter ended December 31, 2004.

In June 2004, the Company's Board of Directors approved the repurchase of up to $10 million of its common stock, representing approximately 600,000 shares at current market prices. As of December 31, 2004, the Company had purchased approximately 264,000 shares at an average price of $15.98. Shares were purchased on the open market using available cash.

Shareholders' equity increased 10% to $98.9 million, or $8.48 per share, at December 31, 2004, compared to $89.85 million, or $7.89 per share, a year earlier. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at December 31, 2004, was 10.96%, compared to 11.17% at December 31, 2003.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender with offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Los Angeles, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT (in $000's, unaudited)	At and For the Three Months Ended: December 31, 2004	September 30, 2004	December 31, 2003	Percent Change From: September 30, 2004	December 31, 2003	At and For the Year Ended: December 31, 2004	December 31, 2003	Percent Change
Interest Income	$ 14,385	$ 13,633	$ 12,219	6%	18%	$ 52,692	$ 48,096	10%
Interest Expense	2,677	2,484	2,309	8%	16%	9,648	10,003	-4%
Net Interest Income	11,708	11,149	9,910	5%	18%	43,044	38,093	13%
Provision for Loan Losses	1,480	600	400	147%	270%	3,280	2,900	13%
Net Interest Income after Loan Loss Provision	10,228	10,549	9,510	-3%	8%	39,764	35,193	13%
Noninterest Income:								
Gain on Sale of Loans	766	920	523	-17%	46%	3,051	2,228	37%
Servicing Income	643	616	480	4%	34%	2,325	1,819	28%
Service Charges and Other Fees on Deposit Accounts	414	415	478	0%	-13%	1,798	1,810	-1%
Appreciation of Company Owned Life Insurance	232	236	260	-2%	-11%	1,030	1,151	-11%
Gain on Sale of Securities Available-For-Sale	0	0	203	N/A	-100%	476	735	-35%
Mortgage Brokerage Fees	0	19	161	-100%	-100%	168	1,012	-83%
Other	167	157	381	6%	-56%	500	1,674	-70%
Total Noninterest Income	2,222	2,363	2,486	-6%	-11%	9,348	10,429	-10%
Noninterest Expense:								
Salaries & Employee Benefits	4,277	4,301	4,311	-1%	-1%	18,754	17,975	4%
Occupancy & Equipment	1,112	1,089	1,465	2%	-24%	4,624	5,119	-10%
Other	3,576	3,499	3,268	2%	9%	14,089	11,246	25%
Total Noninterest Expense	8,965	8,889	9,044	1%	-1%	37,467	34,340	9%
Income Before Taxes	3,485	4,023	2,952	-13%	18%	11,645	11,282	3%
Provision for Income Taxes	721	1,135	910	-36%	-21%	3,186	3,500	-9%
Net Income	**$ 2,764**	**$ 2,888**	**$ 2,042**	-4%	35%	**$ 8,459**	**$ 7,782**	9%

PER SHARE DATA (unaudited)	At and For the Three Months Ended: December 31, 2004	September 30, 2004	December 31, 2003	Percent Change From: September 30, 2004	December 31, 2003	At and For the Year Ended: December 31, 2004	December 31, 2003	Percent Change
Basic Earnings Per Share	$ 0.23	$ 0.25	$ 0.18	-8%	28%	$ 0.73	$ 0.69	6%
Diluted Earnings Per Share	$ 0.23	$ 0.24	$ 0.17	-4%	35%	$ 0.71	$ 0.67	6%
Weighted Average Basic Shares Outstanding	11,645,202	11,621,963	11,280,892	0%	3%	11,559,155	11,221,232	3%
Weighted Average Diluted Shares Outstanding	12,106,197	11,998,520	11,697,883	1%	3%	11,986,856	11,572,588	4%
Common Shares Outstanding	11,669,837	11,657,865	11,381,037	0%	3%	11,669,837	11,381,037	3%
Book Value Per Share	$ 8.48	$ 8.29	$ 7.89	2%	7%	$ 8.48	$ 7.89	7%
Tangible Book Value Per Share	$ 8.48	$ 8.29	$ 7.89	2%	7%	$ 8.48	$ 7.89	7%

KEY FINANCIAL RATIOS (unaudited)	At and For the Three Months Ended: December 31, 2004	September 30, 2004	December 31, 2003	Percent Change From: September 30, 2004	December 31, 2003	At and For the Year Ended: December 31, 2004	December 31, 2003	Percent Change
Annualized Return on Average Equity	11.20%	12.19%	9.18%	-8%	22%	8.99%	9.01%	0%
Annualized Return on Average Assets	1.00%	1.05%	0.82%	-5%	22%	0.80%	0.81%	-2%
Net Interest Margin	4.57%	4.42%	4.34%	3%	5%	4.41%	4.34%	2%
Efficiency Ratio	64.36%	65.79%	72.96%	-2%	-12%	71.51%	70.77%	1%

AVERAGE BALANCES (in $000's, unaudited)	At and For the Three Months Ended: December 31, 2004	September 30, 2004	December 31, 2003	Percent Change From: September 30, 2004	December 31, 2003	At and For the Year Ended: December 31, 2004	December 31, 2003	Percent Change
Average Assets	$ 1,104,112	$ 1,094,330	$ 989,646	1%	12%	$ 1,061,327	$ 958,530	11%
Average Earning Assets	$ 1,020,308	$ 1,003,903	$ 905,932	2%	13%	$ 975,815	$ 878,514	11%
Average Gross Loans & Leases	$ 728,695	$ 715,957	$ 654,322	2%	11%	$ 698,784	$ 649,302	8%
Average Deposits	$ 920,870	$ 917,476	$ 838,463	0%	10%	$ 889,039	$ 823,038	8%
Average Demand Deposits - Noninterest Bearing	$ 294,109	$ 288,096	$ 241,679	2%	22%	$ 275,192	$ 238,467	15%
Average Demand Deposits - Interest Bearing	$ 626,761	$ 629,380	$ 596,784	0%	5%	$ 613,847	$ 584,571	5%
Average Interest Bearing Liabilities	$ 698,372	$ 700,602	$ 648,794	0%	8%	$ 680,689	$ 622,958	9%
Average Equity	$ 98,196	$ 94,275	$ 88,278	4%	11%	$ 94,131	$ 86,361	9%

CONSOLIDATED BALANCE SHEET (in $000's, unaudited)		End of Period:			Percent Change From:	
		December 31, 2004	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
ASSETS						
Cash and Due from Banks	$	33,646 $	47,347 $	42,017	-29%	-20%
Fed Funds Sold		24,100	5,800	72,200	316%	-67%
Investment Securities		232,809	228,483	153,473	2%	52%
Loans Held For Sale		37,178	28,782	30,638	29%	21%
Loans:						
Real Estate-Mortgage		303,154	301,249	276,908	1%	9%
Real Estate-Land and Construction		118,290	106,303	101,082	11%	17%
Commercial Loans		300,321	314,007	281,561	-4%	7%
Direct Financing Lease		1,232	3,538	3,931	-65%	-69%
Consumer Loans		2,908	2,051	1,743	42%	67%
Gross Loans		725,905	727,148	665,225	0%	9%
Deferred Loan Costs		726	467	863	55%	-16%
Loans, Net of Deferred Costs		726,631	727,615	666,088	0%	9%
Allowance for Loan Losses		(12,876)	(13,381)	(13,451)	-4%	-4%
Net Loans		713,755	714,234	652,637	0%	9%
Premises & Equipment, Net		3,183	3,489	4,034	-9%	-21%
Accrued Interest Receivable and Other Assets		57,555	54,197	48,202	6%	19%
Total Assets	$	1,102,226 $	1,082,332 $	1,003,201	2%	10%
LIABILITIES & SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits						
Demand Deposits-Noninterest Bearing	$	277,451 $	290,845 $	238,423	-5%	16%
Demand Deposits-Interest Bearing		120,890	115,911	105,260	4%	15%
Savings/Money Market		357,318	349,004	345,886	2%	3%
Time Deposits, Under $100		38,295	38,170	39,869	0%	-4%
Time Deposits, $100 and Over		124,581	108,726	105,972	15%	18%
Total Deposits		918,535	902,656	835,410	2%	10%
Other Borrowings		47,800	47,800	43,600	0%	10%
Notes Payable To Subsidiary Grantor Trusts		23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities		13,268	11,539	10,643	15%	25%
Total Liabilities		1,003,305	985,697	913,355	2%	10%
Shareholders' Equity:						
Common Stock		67,216	66,235	64,791	1%	4%
Accumlated Other Comprehensive (Loss) Income, Net of Taxes		(1,730)	(271)	79	538%	-2290%
Retained Earnings		33,435	30,671	24,976	9%	34%
Total Shareholders' Equity		98,921	96,635	89,846	2%	10%
Total Liabilities & Shareholders' Equity	$	1,102,226 $	1,082,332 $	1,003,201	2%	10%

CREDIT QUALITY DATA (in $000's, unaudited)		End of Period:			Percent Change From:	
		December 31, 2004	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Nonaccrual Loans	$	2,128 $	1,926 $	3,972	10%	-46%
Over 90 Days Past Due and Still Accruing		302	711	608	-58%	-50%
Total Nonperforming Loans		2,430	2,637	4,580	-8%	-47%
Other Real Estate Owned		0	0	0	N/A	N/A
Total Nonperforming Assets	$	2,430 $	2,637 $	4,580	-8%	-47%
Net (Recoveries) Charge-offs	$	1,705 $	(94) $	(12)	1914%	14308%
Net (Recoveries) Charge-offs as Percent of Average Loans		0.93%	-0.05%	-0.01%	1960%	9400%
Allowance for Loan Losses to Total Loans		1.77%	1.84%	2.02%	-4%	-12%
Allowance for Loan Losses to Nonperforming Loans		529.88%	507.43%	293.69%	4%	80%
Nonperforming Assets to Total Assets		0.22%	0.24%	0.46%	-8%	-52%
Nonperforming Loans to Total Loans		0.33%	0.36%	0.69%	-8%	-52%

OTHER PERIOD-END STATISTICS (unaudited)	End of Period:			Percent Change From:	
	December 31, 2004	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Shareholders Equity / Total Assets	8.97%	8.93%	8.96%	0%	0%
Loan to Deposit Ratio	79.11%	80.61%	79.73%	-2%	-1%
Noninterest Bearing Deposits / Total Deposits	30.21%	32.22%	28.54%	-6%	6%
Leverage Ratio	10.96%	10.72%	11.17%	2%	-2%